                                             As filed pursuant to Rule 424(b)(3)
                                             under the Securities Act of 1933
                                             Registration No. 333-67213

PROSPECTUS




                                  12,903 SHARES

                            METACREATIONS CORPORATION

                             ----------------------
                                  COMMON STOCK
                             ----------------------

This prospectus relates to the public offering, which is not being underwritten, of up to 12,903 shares of our common stock which is held by some of our current stockholders.

The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is listed on the Nasdaq National Market under the symbol "MCRE." On December 15, 1998, the average of the high and low price for the Common Stock was $5.0625 per share.


                             ----------------------

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ----------------------


THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------


               The date of this prospectus is December 16, 1998.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by MetaCreations Corporation (referred to in this Prospectus as "MetaCreations" or the "Company"), any selling stockholder or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

        (1) MetaCreations' Annual Report on Form 10-K for the year ended December 31, 1997;

        (2) MetaCreations' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

        (3) MetaCreations' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

        (4) MetaCreations' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998; and

        (5) The description of MetaCreations' Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on October 25, 1995.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        Terance A. Kinninger
        Senior Vice President and Chief Financial Officer
        MetaCreations Corporation
        6303 Carpinteria Avenue
        Carpinteria, CA 93013
        (805) 566-6200

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                                   THE COMPANY
MetaCreations designs and develops award-winning desktop software tools and enabling technologies for creating and manipulating 2-D and 3-D digital images and Web content. MetaCreations offers a complete product line of graphics software for both professional users and consumers, and its products are available in more than 70 countries.

MetaCreations was founded in March 1987 as Harvard Systems Corp., a California corporation, and shortened its name to HSC Software Corp. in August 1993. The Company changed its name to MetaTools, Inc. in September 1995 and reincorporated into Delaware in December 1995. The Company changed its name to MetaCreations Corporation in May 1997 following its merger with Fractal Design Corporation.

                           FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

                                  RISK FACTORS

THE SHARES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING METACREATIONS. MANY FACTORS COULD CAUSE OUR RESULTS TO BE DIFFERENT, INCLUDING THE FOLLOWING RISK FACTORS AND OTHER RISKS DESCRIBED IN THIS DOCUMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS DOCUMENT. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS WOULD LIKELY BE ADVERSELY AFFECTED AND THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE. THIS COULD RESULT IN A LOSS OF ALL OR PART OF YOUR INVESTMENT.

FLUCTUATIONS IN QUARTERLY RESULTS


Our quarterly operating results depend on a number of factors that are difficult to forecast. If our future quarterly operating results fall below the expectations of securities analysts or investors, the trading price of our common stock will likely drop. Our quarterly operating results have fluctuated significantly in the past and may continue to fluctuate in the future as a result of many factors, including:

o         Introduction or enhancement of new products by us or our competitors;
o         Market acceptance of our products;
o         Industry press reviews of our products;
o         Changes in our prices or our competitors' prices;
o         The mix of distribution channels for our products;
o         The mix of products we sell;
o         Distributors' returns of our products; and
o         General economic conditions.

In addition, we ship our products as we receive orders. As a result, we have little or no backlog. A large portion of our revenues occurs in the third month of each quarter. In addition, demand for our products tends to increase at the end of the calendar year due to year-end holiday buying trends. Revenues may also be affected by the volume and timing of the orders we receive, our ability to fulfill these orders, and our ability to close distribution and licensing agreements during a particular quarter. Any delays in the receipt and shipment of orders, the failure of our suppliers and manufacturers to produce and ship products that we have requested or our inability to close distribution and licensing agreements would adversely affect our revenues.

Our staffing and other operating expense are based in large part on anticipated revenues. It would be difficult for us to adjust our spending to compensate for any unexpected shortfall. If we are unable to reduce our spending following any such shortfall, our results of operations would be adversely affected.

The Company has had operating losses the last three quarters. We have recently restructured and have focused on reducing our operating expenses to levels more consistent with expected revenues. We cannot guarantee that such reductions in operating expenses will be enough to restore our profitability.

POSSIBLE VOLATILITY OF STOCK PRICE

The market price of our common stock has fluctuated significantly in the past. The price at which our common stock will trade in the future will depend on a number of factors including:

o   Our historical and anticipated operating results;
o   General market and economic conditions;
o   Our announcement of new products or technologies;
o   Actual or anticipated fluctuations in our operating results; and
o   Developments regarding our products, or our competitors' products.

In addition, the stock market has experienced extreme price and volume fluctuations in recent months. This volatility has had a substantial effect on our stock price, as well as the stock prices of other software companies, particularly graphics software companies. These broad market and industry fluctuations may continue to adversely affect the market price of our common stock. As a result, the market price of our common stock may continue to fluctuate.

RISKS ASSOCIATED WITH PRODUCT TRANSITIONS AND PRODUCT RETURNS

We may announce new products, product versions or technologies that may replace or shorten the life cycles of our existing products. Our competitors may also make similar announcements about their products which may replace or shorten the life cycles of our products.

During the three months ended June 30, 1998, we increased our reserves for returns because of lower than expected revenues in our domestic retail channels and decreased demand in Japan. Although we provide allowances for anticipated returns, actual product returns may exceed these allowances. This would adversely affect our business.

In certain cases we sell our new products and product versions at a discounted price to achieve market acceptance. These price discounts could adversely affect our revenues. In addition, when we announce plans for new products or new releases, or when our competitors make similar announcements, customers may delay purchasing our current products. This would also adversely affect our business.

DEPENDENCE ON DISTRIBUTORS AND ON OTHER THIRD PARTIES

Although we make some direct sales to customers, we generate most of our revenues from sales through third party distributors. We use many different distribution channels to sell our products worldwide. Examples of distribution channels include international distributors, educational distributors, resellers, hardware superstores, retail dealers, direct marketers, and hardware and software original equipment manufacturers ("OEMs"). Our future financial results depend in large part on our relationship with third party distributors and their continued financial stability. Any termination or significant disruption of our relationship with any major distributor or retailer, or any significant reduction in sales volume attributable to a major distributor or retailer, would adversely affect our business.

The distribution channels are subject to rapid change, significant margin pressures, consolidation and other financial difficulties. For example, if one of our distributors experienced financial difficulties such as a bankruptcy, we might not be able to collect on accounts receivable from that distributor. It is also possible that new channels of distribution will develop which compete with existing channels. For example, the internet is currently evolving as a new distribution channel for computer software. If we are unable to adapt our products for distribution through the internet, to the extent they need adapting, our business could be adversely affected.

We depend in part on our third party distributors to promote our products to retailers. These retailers typically have a limited amount of shelf space subject to high demand. We cannot be sure that our distributors and retailers will continue to purchase our products or provide our products with adequate shelf space and promotional support. Their failure to continue to do so would adversely affect our business.

An important part of our strategy is to enhance and diversify our domestic and international distribution channels. We are currently restructuring our domestic and international sales and marketing force. We are also continuing to develop relationships with new third-party distributors and resellers. Our ability to increase our sales and market share will depend in large part on our success in recruiting and training sales personnel, distributors and resellers.

NEED TO EXPAND INTERNATIONAL OPERATIONS

We sell a large percentage of our products outside of the United States. International sales accounted for approximately 25% of our net revenues for the three months ended September 30, 1998 and approximately 35% of our net revenues for the three months ended September 30, 1997. The decrease in international sales resulted primarily from a decrease in international OEM and licenses revenues and the economic weakness in Japan.

An important element of our business strategy is to continue to expand our sales in international markets, primarily Japan, Western Europe and Asia Pacific. Our ability to expand our international presence depends on our success in retaining effective international distributors and our ability to hire and retain qualified employees abroad.

There are risks inherent in expanding and doing business internationally such as:

o   Difficulties in staffing and managing foreign operations;
o   Problems and delays in collecting accounts receivable;
o   Fluctuations in currency exchange rates;
o   Unexpected changes in regulatory requirements;
o   Tariffs and other trade barriers;
o   Political instability; and
o   Potentially adverse tax consequences.

Currently we sell our products in U.S. dollars. Any increase in the value of the U.S. dollar as compared to currencies in our principal overseas markets would increase the cost of our products in these markets. This may adversely affect our sales in those markets. To date, we have not engaged in currency hedging transactions to reduce the effect of fluctuations in currency exchange rates.

In addition, effective copyright and trade secret protection may be limited or unavailable under the laws of certain foreign jurisdictions. The occurrence of any of these risks would adversely affect the success of our international operations and our business.

A significant portion of our net revenues stem from the Asia Pacific region, primarily Japan. Japan has recently experienced weaknesses in their currency, banking and equity markets. We cannot guarantee that the financial condition in Japan and in the Asia Pacific region will improve in the near future. If the current financial crisis in the Asia Pacific region continues or worsens, our business will be adversely affected. For example, during 1998, our net revenues from the Asia Pacific region decreased as a result of depressed demand for our products due to the current Asian financial crisis.

HIGHLY COMPETITIVE GRAPHICS SOFTWARE MARKETS

We face intense competition in the market for graphics software products. The market for our products can change rapidly, and customers constantly demand new product features, accelerated releases of new products, product enhancements and lower price points.

Our products compete directly or indirectly with products offered by many other large companies, including:

o    Adobe Systems Incorporated;
o    Autodesk, Inc.;
o    Corel Corporation;
o    Macromedia, Inc.;
o    Microsoft Corporation; and
o    The Learning Company.

Many of our competitors or potential competitors are larger than we are and have significantly greater financial, managerial, technical and marketing resources than we have. Our business would be adversely affected if any of our competitors cut prices, increased promotions of their products, announced or accelerated introduction of new products or enhanced product features or acquired additional applications or technologies from third parties.

Our present or future competitors may be able to develop products comparable or superior to ours or may be able to develop new products faster than we can. We also face competition from developers of personal computer operating systems, such as Microsoft and Apple Computer. These companies may incorporate functions into their operating systems which could be superior to or incompatible with our products. Such competition would also adversely affect our business.

We are currently developing additional product enhancements that we believe will address customer requirements. However, we cannot be sure that we will complete our development and introduction of these products on a timely basis. In addition, we cannot be sure that these product enhancements will achieve market acceptance. If we are unable to compete effectively in our markets, or if competition becomes increasingly intense, our business would be adversely affected.

DEPENDENCE ON KEY PERSONNEL

We depend on the continued employment of our senior executive officers and other key management personnel. If any of our senior officers or other key employees leave our company and are not adequately replaced, our business would be adversely affected.

During February 1998, our previous Chief Executive Officer, John Wilczak, resigned. Gary Lauer, who had most recently served as President of Silicon Graphics, Inc.'s ("SGI") World Trade Group and Executive Vice President of SGI's Worldwide Field Operations, succeeded Mr. Wilczak as our Chief Executive Officer. In addition, in connection with our recent restructuring, our Senior Vice President, Sales and Marketing; Vice President, Marketing; and Vice President, Product Management and Design left our company. We have hired a Vice President, European Sales and Marketing, and a Vice President and General Manager, Professional Products Group. We are also seeking to hire at least one additional Vice President, Sales and Marketing. If we do not succeed in attracting new officers, our business would be adversely affected.

DIFFICULTY OF IDENTIFYING AND HIRING CERTAIN PERSONNEL

Our future success depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial employees. The competition for such employees is intense, and we have experienced difficulty in identifying and hiring qualified engineering personnel. If we do not succeed in attracting and retaining necessary technical and managerial employees in the future, our business would be adversely affected.

RAPID TECHNOLOGICAL CHANGE AND DEPENDENCE ON NEW PRODUCTS AND PRODUCT VERSIONS

The market for graphics software products is characterized by rapidly changing technology. Product life cycles are short and downward pricing pressures are strong. As a result, our success depends substantially upon our ability to continue to enhance our products and to develop new products that meet customers' increasing expectations and that incorporate the latest technology.

We may not be successful in developing and marketing enhancements to our existing products or introducing new products on a timely basis. Our new or enhanced products may not succeed in the marketplace. If our new products or product versions receive bad reviews in industry publications, this would likely decrease their potential market acceptance, and our business would be adversely affected.

We expect our research and development expenditures to increase in the future. If our increased research and development spending is not accompanied by increased revenues, our business would be adversely affected. We have supplemented our research and development efforts by exclusively licensing products developed by or co-developed with third parties. We may not be able to continue to obtain such outside product development capabilities on terms favorable to us or at all. If we cannot maintain existing development arrangements or fail to attract new product development partners, then we would have to further increase our research and development spending. This would adversely affect our business.

POTENTIAL DELAYS IN PRODUCT RELEASES

We also depend upon internal efforts for the development of new products and product enhancements. In the past, we have had delays in the development of new products and product versions. We may experience similar delays in the future.

RISK OF UNDETECTED ERRORS

We offer complex software products which may contain undetected errors. In the past, we discovered software errors in certain new products and enhancements after these products were introduced to the marketplace. If errors are found in our products after we have commercially shipped them, we would likely experience bad product reviews and a loss or delay of market acceptance. This would adversely affect our business.

EVOLVING MARKETS FOR OUR COMPUTER GRAPHIC IMAGING AND
INTERNET/ONLINE DESIGN TOOLS

The markets for computer graphic imaging and Internet/online design tools are still emerging. Digital graphic and Internet/online content developers may not adopt our products. We also may not have sufficient distribution resources to market our products successfully or these products may not achieve market acceptance.

The demand for computer graphic imaging and Internet/online design tools depends on many factors including:

o   Installed base of digital graphic and multimedia capable personal computers;
o   Widespread availability of digital media; and
o   Number and expertise of skilled content producers.

If the markets for these tools fail to grow or grow more slowly than we currently anticipate, then our business would be adversely affected.

RISKS OF INFRINGEMENT AND PROPRIETARY RIGHTS

We rely on a combination of copyright, trademark, patent, trade secret laws, employee and third-party nondisclosure agreements and exclusive contracts to protect our intellectual and proprietary rights and products. We distribute our software under shrinkwrap license agreements. We generally do not obtain signed license agreements from the end users of our software.

As is typical in the software industry, we do not copy-protect our software. As a result, unauthorized third parties may be able to copy or reverse engineer our products. We may not be able to police unauthorized uses of our products, and we expect that software piracy could be a chronic problem. We also distribute or plan to distribute our products in other countries which do not protect the intellectual property of our products to the same extent as laws in the United States.

We also believe that the growing number of software products available and the increasing overlap of products may lead to a greater number of infringement claims. Our products may be the subject of infringement claims in the future. This could result in costly litigation and could require us to obtain a license to the intellectual property of third parties. We may be unable to obtain licenses from these third parties on favorable terms, if at all. Even if a license is available, we may have to pay substantial royalties to obtain it. If we cannot obtain necessary licenses on reasonable terms, our business would be adversely affected.

YEAR 2000 RISKS

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Year 2000 problem could affect computers, software and other equipment used, operated, or maintained by us, our business partners, our suppliers and our customers.

We have initiated an assessment project that addresses our significant systems that may have Year 2000 compliance issues. During 1997, we completed implementation of a Year 2000 compliant enterprise-wide information system. Currently, we are in the process of inventorying and analyzing our remaining centralized computer and embedded systems to identify any potential Year 2000 issues. We currently expect assessment, remediation and validation of our internal systems, in addition to the development of applicable contingency plans, to be completed by the middle of 1999. We do not expect the cost of remediation to be material to our business.

Additionally, we presently believe that with the implementation of our new information system and modification to existing software, Year 2000 compliance will not adversely affect our business. However, there can be no assurance that our internal software will contain all date code changes necessary to prevent processing errors potentially arising from calculations using the Year 2000 date. Any disruptions in our operations as a result of Year 2000 noncompliance could adversely affect our business.

There can be no assurance that third parties utilized by us are or will be Year 2000 compliant. Specifically, we contract with third parties for the manufacture and distribution of our products. Should any of our key suppliers or distributors not achieve Year 2000 readiness, we may be unable to manufacture our products or effectively distribute our products to our customers. As a result, we have initiated communications with our key suppliers and distributors and plan to monitor the status of their Year 2000 readiness.

We expect to complete the readiness assessment of our key suppliers and distributors by March 31, 1999. If any of our principal suppliers and distributors fail to demonstrate Year 2000 readiness, then we will evaluate alternatives that could include the identification of alternate suppliers or distributors which have demonstrated Year 2000 readiness and/or the accumulation of inventory to assure production capability where feasible or warranted. These activities are intended to provide a means of managing our risk, but cannot eliminate the potential for disruption due to third party failure to achieve Year 2000 compliance. The failure of any of our principal suppliers or distributors to achieve Year 2000 compliance could adversely affect our business.

We believe that the current versions of our products are Year 2000 compliant. However, there can be no assurance that our current products do not contain undetected errors or defects associated with Year 2000 that may result in costs which adversely affect our business.

                                 USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."


                              SELLING STOCKHOLDERS

The following table sets forth as of the date of this prospectus, the name of each of the Selling Stockholders, the number of shares of Common Stock that each such Selling Stockholder owns as of such date, the number of shares of Common Stock owned by each Selling Stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the Common Stock offered hereby.

The Selling Stockholders are former or current employees of the Company. The Company may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                    SHARES BENEFICIALLY OWNED    NUMBER OF        SHARES BENEFICIALLY
                                        PRIOR TO OFFERING         SHARES          OWNED AFTER OFFERING
                                    -------------------------                     --------------------
   NAME OF SELLING STOCKHOLDER          NUMBER     PERCENT     BEING OFFERED      NUMBER      PERCENT
   ---------------------------          ------     -------     -------------      ------      -------
Katherine Becke                            560        *               560           *            *
Pierre Berkaloff (1)                     2,238        *             2,238           *            *
Todd Bogdon                              1,522        *             1,522           *            *
Teresa Bridwell                            535        *               535           *            *
Betty Franklin                           1,376        *             1,376           *            *
John Hartnett                            2,872        *             2,872           *            *
Jay Jennings                               415        *               415           *            *
Ken Musgrave                               230        *               230           *            *
Ben Weiss                                3,044        *             3,044           *            *
Kari Zeni                                  111        *               111           *            *

Total                                   12,903                     12,903

---------------

(1) Mr. Berkaloff has served as Vice President of Engineering of the Company since May 1997.

*Less than 1%.


                              PLAN OF DISTRIBUTION

The Shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The Shares may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Company's Common Stock short and deliver the Shares offered hereby to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholder. Broker-dealers may agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

To comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Company has advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of Shares is made, if required, a prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation limits the liability of directors for monetary damages to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by law. The Company's Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

The Company has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company.

The Company also maintains an insurance policy insuring its directors and officers against liability for certain acts and omissions while acting in their official capacities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  LEGAL MATTERS

Certain legal matters relating to the validity of the securities offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California ("WSGR"). Certain members of WSGR beneficially own an aggregate of approximately 25,000 shares of the Company's Common Stock.


                                     EXPERTS

The audited consolidated financial statements and financial statement schedule as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997, 1996 and 1995 incorporated by reference in this prospectus have been incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, which report is given upon the authority of said firm as experts in accounting and auditing.

================================================================================

    PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER METACREATIONS NOR ANY SELLING STOCKHOLDER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES.





                             ----------------------

                               TABLE OF CONTENTS

                                                                             Page
                                                                             ----
Where You Can Find More Information .....................................      2
The Company .............................................................      4
Forward-Looking Statements ..............................................      5
Risk Factors ............................................................      6
Use of Proceeds .........................................................     14
Selling Stockholders ....................................................     14
Plan of Distribution ....................................................     14
Indemnification of Directors and Officers ...............................     15
Legal Matters ...........................................................     16
Experts .................................................................     16


                             ----------------------



                                 12,903 Shares



                                 METACREATIONS
                                  CORPORATION




                             ----------------------

                                  Common Stock

                             ----------------------


                                   PROSPECTUS




                               December 16, 1998

================================================================================